SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)*


                              DGSE COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    23323G106
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                                 (CUSIP Number)

                                 Dr. L.S. SMITH
                               519 I 30 SUITE 243
                              ROCKWALL, TEXAS 75087
                                  972-772-3091
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 25, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


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*    The  information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23323G106                      13D                   Page 1 of 2 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dr. L.S. Smith
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
--------------------------------------------------------------------------------


               -----------------------------------------------------------------
               7    SOLE VOTING POWER


  NUMBER OF
                    3,384,665 (including 845,634 shares underlying exercisable options)
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,671,383 (including 845,634 shares underlying exercisable options)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,384,665 (including 845,634 shares underlying exercisable options)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     58.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     IN
--------------------------------------------------------------------------------

CUSIP No. 23323G106                     13D                    Page 2 of 2 Pages


--------------------------------------------------------------------------------
Item 1.   Security and Issuer.

     DGSE Companies, Inc. - Common Stock par value $.01
     2817 Forest Lane
     Dallas, Texas  75234
--------------------------------------------------------------------------------
Item 2.   Identity and Background.

     (a)  Dr. L.S. Smith

     (b)  519 Interstate 30, # 243, Rockwall, Texas 75087

     (c) Chairman of the board and chief executive officer, DGSE Companies, Inc. 2817 Forest Lane, Dallas, Texas 75234

     (d)  No

     (e)  No

     (f)  United States of America

--------------------------------------------------------------------------------
Item 3.   Source and Amount of Funds or Other Consideration.


     N/A
--------------------------------------------------------------------------------
Item 4.   Purpose of Transaction.

     This transaction reflects the granting to the reporting person of voting proxies on shares of Common Stock of the issuer owned by two individuals. These shareholders have granted a voting proxy to the reporting person because this will allow the issuer to be treated as a "Controlled Company" under Rule 4350(c) of The NASDAQ Stock Market. While the proxy permits the reporting person the right to vote on any corporate matter, there are no specific current plans requiring the exercise of the granted proxies. Futhermore, there are no plans or proposals relating to the granting of these proxies with regard to any events specified in sub Items(a) through (j) of this Item 4.

--------------------------------------------------------------------------------
Item 5.   Interest in Securities of the Issuer.

     (a)-(b) The reporting person beneficially owns 3,384,665 shares of the issuer's common stock, which, in the aggregate, represents 58.8% of the outstanding shares of the issuer's common stock (for purposes of calculating the percentage, the 845,634 shares subject to the reporting person's exercisable option were assumed to be outstanding). The reporting person has sole voting and dispositive power with respect to 2,671,383 shares of the issuer's common stock (including 845,634 shares underlying exercisable options) and sole voting power and no dispositive power with respect to 713,282 such shares. The reporting person disclaims beneficial ownership of the 713,282 shares subject to proxies granted to him.

     (c) Two individuals granted the reporting person proxies to vote in the aggregate 220,000 shares of common stock on January 25, 2007.

     (d) The two persons granting the voting proxies continue to hold sole dispositive power on their shares and retain the right to receive any dividends paid by the issuer.

     (e) N/A
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The two individual holders of Common Stock of the issuer have granted the reporting person an irrevocable proxy relating to shares individually owned for a period of one year. As such the reporting person has the right for the term of these proxies to vote such shares on any matter that may legally come before any meeting of shareholders or through any consent of the shareholders.

--------------------------------------------------------------------------------
Item 7.   Material to be Filed as Exhibits.

          (1)  Voting Proxy from Stephen Saul Wien dated January 25, 2007
          (2)  Voting Proxy from Ronald Urvater dated January 25, 2007

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                                     Page 3

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 25, 2007
                                        ----------------------------------------
                                                         (Date)


                                                    /s/ Dr. L.S. Smith
                                        ----------------------------------------
                                                       (Signature)

                                                    Dr. L.S. Smith, CEO and
                                                    Chairman
                                        ----------------------------------------
                                                       (Name and Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).















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